Exhibit 99.2

25 February 2026 Steven Lydeamore Chief Executive Officer Strategic Reset and HY26 Results NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “ anticipates,” “expects,” “intends,” “plans,” “believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by l aw or by any appropriate regulatory authority. FY 2026 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

3 The Immuron Investment Thesis Immuron is a commercial - stage biopharmaceutical company (NASDAQ: IMRN) using a proprietary "Hyper - Immune" platform to create naturally - derived, oral antibody therapies for gut health and infectious diseases. The Competitive “Moat” • Consistent Revenue Growth : Immuron is no longer just a "concept" company. Global H1 FY26 sales grew to AUD $4.2 million, with the U.S. market showing strong momentum (+17% YoY). • Validated Platform : The "Hyper - Immune" platform is versatile. Beyond traveler’s diarrhea (Travelan®), the company is moving into high - value clinical targets like C. diff (IMM - 529) with estimated peak U.S. sales of US$400 million 1 . • Negligible Risk Sourcing : All raw materials are sourced from Australia or New Zealand (the only Category 1 BSE - free regions), ensuring a high safety profile. • Dual Revenue Stream : Combines immediate revenue from commercial products (Travelan®, ProIBS®) with a high - upside clinical pipeline (IMM - 529 for C. diff). • Cash (AUD $10.0 million ) to fund operating activities: equivalent to 23.5 2 months calculated on 1H FY26 cash used in operating activities. Includes AUD $7.3 million (net) raised at an average price of A$0.0803 (IMRN USD$2.0923). 1. Lumanity global healthcare consulting; 2. Calculation for illustration; not a forecast

4 The Technology: "Hyper - Immune" Protection • Immuron’s core strength lies in its ability to program cows to produce high levels of specific polyclonal antibodies ( immunoglobulins ) through vaccination. • Orally Active: Unlike many biologics that require injection, Immuron’s bovine antibodies are naturally hardy. They survive the harsh acidic environment of the human stomach to work directly in the Gastrointestinal (GI) tract. • Precision Targeting: The platform can be "tuned" to target specific bacteria, viruses, or toxins by changing the vaccine. • Dual - Action Mechanism: The products don't just target the pathogens; they prevent them from sticking to the gut wall and neutralize the inflammatory toxins they release. • Travelan® (IMM - 124E) is Safe : • No reported serious adverse events or safety signals. • Safety demonstrated in repeat - dose animal toxicity studies, immunohistochemical assessments showing no off - target cross - reactivity and bacterial reverse - mutation testing confirming it is non - mutagenic. • Clinical development has demonstrated safety, tolerability and efficacy with more than 700 adults and children (ages 6 - 19) treated across multiple studies including doses up to 3,600 mg/day for 24 weeks. • IMM - 124E was well tolerated even at high doses with no serious adverse events attributed to the treatment.

5 Risk Management & Supply Chain Immuron has de - risked its supply chain through: • Safe Sourcing: All colostrum is sourced from Australia or New Zealand — Category 1 countries with negligible risk of BSE (Mad Cow Disease). • Scalable Partnerships: Supply agreements with dairy farms in Gippsland and South - West Victoria, Australia operating under Dairy Food Safety Victoria standards. • Ethics & Quality: • Colostrum collection procedures ensure calf welfare is prioritized. • Colostrum powder is produced in facilities operating under Dairy Food Safety Victoria standards. • Finished packaged product is produced under Good Manufacturing Practice (GMP) to FDA, Health Canada and TGA standards.

6 Growth Catalysts & Competitive Edge • Broad Platform Utility: This isn't a one - trick pony. The technology can be applied to a range of infectious diseases, creating a deep pipeline of potential drug candidates. • High Barrier to Entry: The company’s proprietary vaccination protocols and the "hyper - immune" processing yield products containing at least 35% immunoglobulins create a significant moat against competitors. • Natural & Export - Ready: The API (Active Pharmaceutical Ingredient) is non - GMO, Kosher, and Halal. Because it is classified under dairy food ingredient regulations, the "path to market" in many countries is significantly smoother than traditional synthetic drugs. • Partnerships : Immuron has taken a strategic decision to pursue partnerships to fund progress of Travelan® (IMM - 124E) and IMM - 529 clinical programs. • IMM - 124E: Eligible for end of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) • IMM - 529: Investigational New Drug (IND) Application approved by the FDA • Revenue Growth : Double - digit growth in the U.S. market (H1 FY26 +17% YoY) and strong growth in Canada (+191% on QoQ) with expansion into one of Canada’s largest pharmacy networks in Quebec to drive H2 FY26 revenue. • Profitability : Immuron is planning growth in profitability 1 of Hyper - Immune products net of planned increased investment in selling & marketing • This combined with cost reduction initiatives is targeting improvement in EBITDX (ex - R&D) 2 in H2 FY26 1. Segment reporting; excludes Research & Development and Corporate segments; 2. Earnings before Interest Tax Depreciation and FX and ex - R&D: Research & Development expenses, R&D Tax Incentive and R&D grants

1. FINANCIAL & OPERATIONAL HIGHLIGHTS

8 HY26 Financial Summary Global Sales Revenue $4.2m Up 5% Australian Sales Revenue $3.3m Up 13% North American Sales Revenue $0.9m Down 1 18% USA Up 17% Gross Profit Margin 63% EBITDX (ex - R&D) 2 $(1.1)m Up $0.1m Up $0.7m on H2 FY25 4 Cash $10.0m Up $7.2m 3 on 30 Jun 25 ≈ 23.5 months cash (calculated on 1H FY26 net cash used in operating activities) 1 Due to Canada. During FY25 we had a Q1 pipeline fill into over a thousand Canada retail doors on the back of securing listings within key pharmacy and grocery retail groups. As expected, sales picked up on the back of consumer promotions in Q2 FY26 (+191% on prior quarter). 2 Earnings before Interest Tax Depreciation and FX and ex - R&D: Research & Development expenses, R&D Tax Incentive and R&D grants 3 Excludes 30 June 2025 Term Deposit of $3.0m; adjusted increase $4.1m 4 Calculation for illustration; not a forecast

9 Continued strong sales growth Global + HY2026 AUD$4.2 million up 5% on prior year Australia + HY2026 AUD$3.3 million up 13% on prior year North America + HY2026 AUD$0.9 million down 18% on prior year + USA HY2026 AUD$0.9 million up 17% on prior year + Post HY, secured distribution with Jean Coutu in Canada, the largest pharmacy chain in Quebec

Commercial – Operational Highlights

	2H FY24	1H FY25	2H FY25	1H FY26 and Outlook
	Travelan® / Protectyn®			
Revenue	• $2.55m global sales • $1.87m Australia • $0.67m North America	• $3.99m global sales • $2.89m Australia • $1.11m North America	• $3.29m global sales • $2.36m Australia • $0.93m North America	• **$4.18m global sales** • **$3.27m Australia** • **$0.91m North America**
Marketing & Distribution				• **Australia: 3,700 pharmacies; 27m people** • **Canada: 10,000 pharmacies; 39m people** • **USA: 342m people**
		Sigma	**ProIBS®**	
Commentary		• 4 x monthly sales ordered to support new distribution obtained	• Exclusive distribution of ProIBS® for the treatment of symptoms related to IBS in Australia and New Zealand.	• Launched ProIBS® in Australia with HY26 sales of AUD$72,000. • Sigma orders decreased (*one-off*) by 1 month's sales due to Chemist Warehouse/Sigma merger initiative • Secured distribution with Jean Coutu, largest pharmacy chain in Quebec, Canada • **Projecting 2H FY26 and FY26 Net Sales to both exceed pcp and Net Sales, Net Profit and EBITDX (ex-R&D) all to exceed pcp[1]**

[1] *Refer Safe Harbor Statement*

10

IMMURON

2. CLINICAL DEVELOPMENT PROGRAM

Revenue generating with a strong clinical development pipeline

Indication	29 August 2025	27 February 2026
Traveler's Diarrhea	• Clinical study report submitted to FDA in **January 2025** • Awaiting Travelan® Uniformed Services University clinical trial topline results (anticipated **October 2025**) before requesting end of Phase 2 meeting	• Immuron has advanced discussions with AFRIMS to conduct testing of Travelan® against EAEC and EPEC strains of E.coli • **Immuron will seek partners to advance clinical development of Travelan® (IMM-124E)** • End of Phase 2 meeting request deferred pending discussions with potential partners
	• Travelan® Uniformed Services University clinical trial **100%** of participants have been randomized and deployed • Quality review of study data initiated • **October 2025** anticipated top line results	• **December 2025**: USU Primary Endpoint did not reach statistical significance • Investigational product was manufactured by a third party and was not administered in accordance with Travelan® directions for use • Confirms that the clinically validated three times daily dosing schedule would be discussed at an End-of-Phase 2 meeting with the FDA • Immuron continues to collaborate with the Naval Medical Research Command and the Walter Reed Army Institute of Research in the development of novel vaccines targeting Campylobacter and Shigella
Clostridioides Difficile	• Planning IMM-529 FDA IND submission by end of **September 2025** • Anticipated IMM-529 FDA approval of IND in **December 2025**	• **November 2025:** Immuron receives U.S. Food and Drug administration (FDA) approval for IMM-529 Investigational New Drug (IND) application and clinical study may proceed • IND 32095 is Immuron's Investigational new drug (IND) application for clinical development of IMM-529 as product to specifically prevent or treat Clostridioides difficile infection (CDI) and is now active • **Immuron will seek partners to advance clinical development of IMM-529**
Vancomycin Resistant Enterococci	• New project (IMM-986) initiation of pre-clinical research collaboration with Monash University targeting Vancomycin Resistant Enterococci (VRE) • Colostrum manufactured for preclinical studies. In Vitro method development initiated	• VRE specific colostrum had high titers of IgG antibodies and demonstrated strong binding to five clinically relevant E.faecium strains. • VRE specific colostrum was evaluated in a preclinical mouse model which indicates further development is required to refine vaccine antigen selection. • **Immuron has elected not to fund further development and is prioritizing partnering its more advanced programs (IMM-124E and IMM-529).**

12

immuron

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: